FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                              FOR NOVEMBER 6, 2002




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)

DESWELL


                                                Contact:
                                                John G. Nesbett
                                                David Waldman
                                                Lippert/Heilshorn & Associates
                                                212-838-3777
                                                e-mail: jnesbett@lhai.com



                            DESWELL INDUSTRIES, INC.
             ANNOUNCES EPS OF $0.44 PER SHARE FOR THE SECOND QUARTER

                 - SECOND QUARTER DIVIDEND OF $0.19 PER SHARE -


HONG KONG (November 6, 2002) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced results for the second quarter and six months ended September 30, 2002.

Net sales for the quarter were $22.6 million, an increase of 1.9%, compared to sales of $22.2 million in the second quarter ended September 30, 2001. Operating income decreased 3.7% to $3.7 million, compared to $3.8 million in the previous year, and net income increased 1.0% to $3.7 million, compared to $3.6 million in the previous year.

The Company previously announced a 3-for-2 stock split of record date July 8, 2002 payable on July 22, 2002. The stock split increased the number of fully diluted shares outstanding from approximately 5.7 million shares to 8.5 million shares. After accounting for the stock split, diluted earnings per share increased to $0.44, compared to $0.43 in the second quarter ended September 30, 2001.

Net sales for the six months ended September 30, 2002 were $45.9 million, an increase of 4.2%, compared to sales of $44.1 million for the corresponding period in 2001. Operating income decreased 7.3% to $7.2 million, compared to $7.8 million in the previous year, and net income increased 5.1% to $7.4 million, compared to $7.0 million in the previous year. Diluted earnings per share increased to $1.04, compared to $0.83 for the six months ended September 30, 2001.


The Company's cash and cash equivalents for the quarter were $26.9 million, as compared to $31.5 million on March 31, 2002, due to internal funding for new plant construction in Dongguan. Working capital was $61.4 million as of September 30, 2002, versus $54.9 million as of March 31, 2002. . The Company has no long-term or short-term borrowings.

Mr. Lau, chairman and chief executive officer, commented, "Despite continued pricing pressure in the market, we continue to enhance the quality of our products, improve customer service and increase the overall efficiency of our plants in order to gain market share. For example, we recently invested in state-of-the-art mold-making software, which we believe provides us a distinct competitive advantage. As a result of these and similar initiatives, we expect a 20% to 25% increase in our mold manufacturing business this year. Moreover, our metallic products business performed well and we anticipate a 15% to 20% increase in sales from this division this year."

"We are excited as we move forward with plans for our new plastics manufacturing facility in Dongguan, which we believe will help further reduce payroll and other operating costs. Although inclement weather conditions have slowed the pace of construction, Phase I construction is expected to commence operations in March 2003, while Phase II construction could begin operations in June. Our balance sheet remains strong and we are extremely optimistic about the future growth opportunities for our business."

SECOND QUARTER DIVIDENDS
------------------------

The Company also announced that on November 5, 2002 its board of directors declared a dividend of $0.19 per share for the second quarter. The dividend will be payable on November 27, 2002 to shareholders of record as of November 15, 2002.

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT"), and pin-through hole ("PHT") interconnection technologies; and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Kyocera Mita Industrial Co. (H.K.) Limited, Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Vtech Communications Ltd., Peavey Electronics Corporation and Emerson.

To learn more about Deswell Industries, Inc., please visit the Company's web site at WWW.DESWELL.COM.



                                    - MORE -

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPRATIONS (UNAUDITED)
(U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATE)





                                                           Quarter ended                      Six months ended
                                                           September 30,                        September 30
                                                 ----------------------------------------------------------------------
                                                      2002              2001               2002              2001
                                                      ----              ----               ----              ----
                                                            (Unaudited)                         (Unaudited)
Net sales                                               $22,603           $22,189            $45,908           $44,073
Cost of sales                                            14,870            14,625             30,728            28,986
                                                 ---------------   ---------------    ---------------   ---------------
Gross profit                                              7,733             7,564             15,180            15,087
Selling, general and administrative expenses              4,068             3,758              7,983             7,325
                                                 ---------------   ---------------    ---------------   ---------------
Operating income                                          3,665             3,806              7,197             7,762
Interest expense                                              -                 -                (6)              (11)
Other income, net                                           399               245                829               324
                                                 ---------------   ---------------    ---------------   ---------------
Income before income taxes                                4,064             4,051              8,020             8,075
Income taxes                                                  3               195              (287)               405
                                                 ---------------   ---------------    ---------------   ---------------
Income before minority interests                          4,061             3,856              8,307             7,670
Minority interests                                          389               221                944               666
                                                 ---------------   ---------------    ---------------   ---------------
Net income                                               $3,672            $3,635             $7,363            $7,004
                                                 ===============   ===============    ===============   ===============

Basic earnings per share (note 3)                         $0.44             $0.43              $1.05             $0.83
                                                 ===============   ===============    ===============   ===============

Weighted average number of shares                         8,364             8,402              6,983             8,400
outstanding (in thousands) (note 4)
                                                 ===============   ===============    ===============   ===============


Diluted earnings per share (note 3)                       $0.44             $0.43              $1.04             $0.83
                                                 ===============   ===============    ===============   ===============

Diluted weighted average number of shares                 8,363             8,421              7,084             8,409
outstanding (in thousands)
 (note 4)
                                                 ===============   ===============    ===============   ===============














DESWELL  INDUSTRIES,  INC.

CONSOLIDATED BALANCE SHEET
( U.S. DOLLARS IN THOUSANDS)
                                                             September 30,        March 31,
                                                                 2002               2002
                                                                 ----               ----
ASSETS                                                       (Unaudited)          (Audited)

Current assets:
       Cash and cash equivalents                               $  26,858          $  31,534
       Restricted cash
                                                                   2,272              2,861
       Marketable securities                                       4,840              1,115
       Accounts receivable, net                                   21,655             16,888
       Inventories
                                                                  13,736             13,225
       Prepaid expenses and other current assets
                                                                   6,363              3,421
       Income taxes receivable
                                                                    372                428
                                                             -----------      -------------
             Total current assets                                 76,096             69,472
Property, plant and equipment - net                               26,542             24,794
Goodwill                                                             239                478
                                                             -----------      -------------

                   Total assets                              $  102,877      $      94,744
                                                             ==========      =============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
       Accounts payable                                        $   9,087          $   7,583
       Bank loans                                                      -                482
       Customer deposits and accrued expenses                      5,387              6,320
       Income taxes payable                                          194                165
                                                             -----------      -------------
           Total current liabilities                              14,668             14,550
                                                             -----------      -------------
Deferred income tax                                                   15                 15
                                                             -----------      -------------
Minority interests                                                11,252             10,528
                                                             -----------      -------------



Shareholders' equity
       Common stock
       - authorized 30,000,000 shares; issued and outstanding 8,680,955 shares at
          September 30, 2002 and 8,370,496 shares
          at March 31, 2002 (note 4)

                                                                      57                 56
       Additional paid-in capital                                 29,672             26,522
       Retained earnings                                          47,213             43,073
                                                             -----------      -------------
            Total shareholders' equity                            76,942             69,651
                                                             -----------      -------------
            Total liabilities and shareholders' equity        $  102,877          $  94,744
                                                             ===========         =========


CONSOLIDATED  STATEMENT OF  CASH  FLOWS  (UNAUDITED)
( U.S. DOLLARS IN THOUSANDS )
                                                                        Six months ended
                                                                          September 30,
                                                                     ---------------------
                                                                        2002        2001
                                                                        ----        ----
Cash flows from operating activities:
       Net income                                                    $  7,363    $  7,004
       Adjustments to reconcile net income to net cash
          provided by operating activities :
          Depreciation and amortization
                                                                        2,638       2,459
          (Gain)/loss on disposal of property, plant and equipment
                                                                           (2)        (21)
          Minority interests                                              724         729
          Changes in current assets and liabilities :
             Accounts receivable
                                                                       (4,767)     (2,834)
             Marketable securities
                                                                       (3,725)       (493)
             Inventories                                                 (511)       (666)
             Prepaid expenses and other current assets                 (2,942)       (806)
             Income taxes receivable                                       56        --
             Accounts payable
                                                                        1,504       3,130
             Customer deposits and accrued expenses
                                                                         (933)      1,047
             Income taxes payable                                          29
                                                                                       27
                                                                     --------    --------
       Net cash (used in)/provided by operating activities               (566)      9,576
                                                                     --------    --------

Cash flows from investing activities
       Purchase of property, plant and equipment                       (4,151)     (1,721)
       Proceeds from disposal of property, plant and equipment              6          77
       Decrease/(increase) in restricted cash                             589        (441)
                                                                     --------    --------
          Net cash used in investing activities                        (3,556)     (2,085)
                                                                     --------    --------

Cash flows from financing activities
       Common stock issued                                              3,151          51
       (Decrease)/increase in bank loans                                 (482)        482
       Dividends paid
                                                                       (3,223)     (4,537)
                                                                     --------    --------
          Net cash used in financing activities                          (554)     (4,004)
                                                                     --------    --------

Net increase/(decrease) in cash and cash equivalents
                                                                       (4,676)      3,487
Cash and cash equivalents, at beginning of period                      31,534      25,330
                                                                     --------    --------
Cash and cash equivalents, at end of period                            26,858      28,817
                                                                     ========    ========


Supplementary disclosures of cashflow information :
       Cash paid during the period for :
          Interest                                                          6          11
          Income taxes
                                                                         (315)        379
                                                                     ========    ========



DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)


1.       MANAGEMENT'S STATEMENT
         ----------------------

         In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the "Company") at September 30, 2002 and March 31, 2002, the results of operations for the quarters and six months ended September 30, 2002 and September 30, 2001, and the cash flows for the six months ended September 30, 2002 and September 30, 2001. The notes to the Consolidated Financial Statements, which are contained in the Form 20-F Annual Report filed on July 11, 2002 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.       INVENTORIES
         -----------

                                          September 30,          March 31,
                                              2002                 2002
                                        -----------------    ---------------
        Inventories by major categories:
           Raw materials                $     8,267           $    7,368
           Work in progress                   3,351                3,213
           Finished goods                     2,118                2,644
                                        -----------           ----------
                                        $    13,736           $   13,225
                                        ===========           ==========

3.       EARNINGS PER SHARE
         ------------------

         The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting Standards No.128 "Earnings Per Share."

         The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

         The net income for the six months ended September 30, 2002 and 2001 were both from the Company's continuing operations.

4.       STOCK SPLIT
         -----------

         On June 17,2002, the Company announced that it is effecting a three-for-two stock split of its outstanding shares to holders of record on July 8, 2002 and payable on July 22, 2002. In conjunction with this stock split and proportionate to it, the Memorandum of Association will be amended effective on July 8, 2002 to increase authorized capital to 30,000,000 common shares. This amendment will also result in the par value of its shares converting to no par value per share.



                                    - MORE -

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS
---------------------

GENERAL
-------

The Company's revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components. The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and inexpensive labor rates as compared to Hong Kong.


QUARTER ENDED SEPTEMBER 30, 2002 COMPARED TO QUARTER ENDED SEPTEMBER 30, 2001
-----------------------------------------------------------------------------

The Company's net sales for the quarter ended September 30, 2002 were $22,603,000, an increase of $414,000 or 1.9% as compared to the corresponding period in 2001. The increase in sales was mainly related to the increase in sales of electronic & metallic products of $686,000 offset by a decrease in sales of plastic injection molding products of $272,000. This represented an increase of 6.9% and a decrease of 2.2% respectively, as compared with the net sales in the corresponding period in the prior year.

The increase in net sales in the electronic and metallic division was mainly due to an increase in orders from its existing customers as well as new customers.

The gross profit for the quarter ended September 30, 2002 was $7,733,000, representing a gross profit margin of 34.2%. This compares with the overall gross profit and gross profit margin of $7,564,000 or 34.1% for the quarter ended September 30, 2001.

Selling, general and administrative expenses for the quarter ended September 30, 2002 were $4,068,000, amounting to 18.0% of total net sales, as compared to $3,758,000 or 16.9% of total net sales for the quarter ended September 30, 2001.

As a result, operating income was $3,665,000 for the quarter ended September 30, 2002, a decrease of $141,000 or 3.7% as compared with the corresponding quarter in the prior year.

Minority interests represent the 49% minority interest in both the electronics and metallic subsidiaries and the marketing subsidiary. The increase in minority interests to $389,000 for the quarter ended September 30, 2002 from $221,000 for the quarter ended September 30, 2001 reflects the increased profits generated by the electronic and metallic business.

As a result of the above factors, net income was $3,672,000 for the quarter ended September 30, 2002, an increase of $37,000 or 1.0%, as compared to the quarter ended September 30, 2001 and net income as a percentage of net sales decreased to 16.2% from 16.4%.



                                    - more -

DESWELL INDUSTRIES,  INC.

MANAGEMENT  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
CONDITION  AND  RESULTS  OF  OPERATIONS  (CONTINUED)



SIX MONTHS ENDED SEPTEMBER 30, 2002 COMPARED TO SIX MONTHS ENDED
SEPTEMBER 30, 2001

The Company's net sales for the six months ended September 30, 2002 were $45,098,000, an increase of $1,835,000 or 4.2% as compared to corresponding period in 2001. The increase in sales was mainly related to the increase in sales of electronics and metallic products of $2,940,000 offset by a decrease in sales of plastic injection-molded products of $1,105,000. This represented an increase of 15.1% and a decrease of 4.5% respectively, as compared with the net sales in the corresponding period in the prior year.

The increase in net sales in electronics and metallic products was attributed to the increase in orders in from its existing customers as well as new customers.

The gross profit for the six months ended September 30, 2002 was $15,180,000, representing a gross profit margin of 33.1%. This compares with the overall gross profit and gross profit margin of $15,087,000 or 34.2% for the six months ended September 30, 2001.

Selling, general and administrative expenses for the six months ended September 30, 2002 were $7,983,000, amounting to 17.4% of total net sales, as compared to $7,325,000 or 16.6% of total net sales for the six months ended September 30, 2001.

As a result, operating income was $7,197,000 for the six months ended September 30, 2002, a decrease of $565,000 or 7.3% as compared with the corresponding period in the prior year.

Minority interests represent the 49% minority interest in both the electronics and metallic subsidiaries and the marketing subsidiary. The increase in minority interests to $944,000 for the six months ended September 30, 2002 from $666,000 for the six months ended September 30, 2001 reflects the increased profits generated by the electronic and metallic business.

As a result of the above factors, net income was $7,363,000 for the six months ended September 30, 2002, an increase of $359,000 or 5.1%, as compared to the six months ended September 30, 2001 and net income as a percentage of net sales slightly increased to 16.0% from 15.9%.



                                    - more -

DESWELL INDUSTRIES,  INC.

MANAGEMENT  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
CONDITION  AND  RESULTS  OF  OPERATIONS  (CONTINUED)



LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

Traditionally, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion, although capital expenditure has been partly financed by long-term debt, including capital leases.

As of September 30, 2002, the Company had a working capital surplus of $61,428,000 and cash and cash equivalent of $26,858,000. This compares with a working capital surplus of $54,922,000 and cash and cash equivalent of $31,534,000 at March 31, 2002. The decrease in cash and cash equivalent was mainly attributed to the exercise of stock options of $3,151,000 offset by a dividend distribution of $3,223,000 and the capital investment of $4,151,000 during the six months ended September 30, 2002.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing other than short-term borrowings that are used to finance accounts receivable and are generally paid from cash generated from operations. The Company has no short-term borrowings and no long-term debt at September 30, 2002.

As of September 30, 2002 the Company had in place general banking facilities with three financial institutions aggregating approximately $16,194,000. Such facilities, which are subject to annual review, include overdrafts, letters of credit, import facilities, trust receipt financing, bills negotiation facilities as well as fixed loans. As of September 30, 2002, the Company had ( i ) unused credit facilities of $16,133,000 ( ii ) cash and cash equivalents of $26,858,000 and ( iii ) restricted cash of $2,272,000. The restricted cash of $2,203,000 and leasehold land and buildings of $1,333,000 have been pledged as collateral for those credit facilities. The Company also had $69,000 pledged as a deposit for custom duties in Dongguan, China.

The Company expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds.



                                     - end -

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                               For and on behalf of
                                               Deswell Industries, Inc.




                                              By:_________/s/________________
                                              Richard Lau
                                              Chief Executive Officer


Date: November 13, 2002